SIDLEY AUSTIN LLP 1000 LOUISIANA STREET SUITE 5900 HOUSTON, TX 77002 +1 713 495 4500 +1 713 495 7799 FAX AMERICA • ASIA PACIFIC • EUROPE

May 16, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Structured Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Hodan Siad & Arthur Sandel

Re: Kentucky Power Company

Kentucky Power Cost Recovery LLC

Amendment No. 1 to Registration Statement on Form SF-1

Filed April 18, 2025

File Nos. 333-284112 and 333-284112-01

Ladies and Gentlemen:

On behalf of Kentucky Power Company (“Kentucky Power”) and Kentucky Power Cost Recovery LLC (the “Issuing Entity” and together with Kentucky Power, the “Registrants”), we hereby submit this letter in response to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) by letter dated April 28, 2025, with respect to the Registrants’ above-referenced Amendment No. 1 to the Registration Statement on Form SF-1 filed on April 18, 2025 (the “Registration Statement”). Concurrently with this letter, we are transmitting via EDGAR an amendment to the Registration Statement (including certain exhibits) (“Amendment No. 2”). For the Staff’s reference, we are also providing to the Staff by email a copy of this letter as well as both a clean copy of Amendment No. 2 and a copy marked to show all changes from the Registration Statement.

In this letter, we have recited the comment from the Staff in bold typeface and have followed the comment with the Registrants’ response in ordinary typeface.

Amendment No. 1 to Registration Statement on Form SF-1

Part II - Information Not Required in Prospectus

Item 15. Undertakings, page II-4

1. We note your response to our prior comment 16 and reissue in part. While we see that the undertakings under Items 512(j) and (k) of Regulation S-K have been added, it appears that the undertaking under Item 512(b) has been inadvertently omitted. Please revise to add the undertaking under Item 512(b) of Regulation S-K.

Response:

The Registrants hereby confirm that Item 15 on page II-4 of Amendment No. 2 has been revised to include the undertakings under Items 512(b) of Regulation S-K.

***

The Registrants acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding the foregoing responses, please contact the undersigned at (713) 495-4522.

Sincerely,

/s/ George J Vlahakos
George J. Vlahakos

cc:  Charles E. Zebula, Kentucky Power Company

Matthew D. Fransen, Kentucky Power Cost Recovery LLC

Robert G. Stephens, Sidley Austin LLP

Peter S. Morgan, Winston & Strawn LLP

Alan Hoffman, Winston & Strawn LLP